Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, New York 12701

November 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

RE:	Empire Resorts, Inc.

Registration Statement on Form S-3

Filed October 14, 2016

File No. 333-214119

Dear Mr. Dobbie:

Empire Resorts, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 10, 2016 regarding our Registration Statement on Form S-3 (the “Registration Statement”) previously filed on October 14, 2016. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	It is unclear whether you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. Please advise whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to this instruction. To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6, please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

We respectfully advise the Staff that we have revised Amendment No. 1 to include the information required by Instruction 7 to the General Instruction I.B.6 on the prospectus cover page.

Justin Dobbie, Legal Branch Chief

U.S. Securities and Exchange Commission

November 14, 2016

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq., at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Joseph A. D’Amato
Joseph A. D’Amato
Chief Executive Officer

cc:	Tamar Donikyan, Esq.

Ellenoff Grossman & Schole LLP